SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010

$ : Argentine peso

US$ : US dollar

$4.054 = US$1 as of March 31, 2011

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2011 (unaudited)	As of December 31, 2010
ASSETS
Current Assets
Cash and banks	$113	$120
Investments	2,005	1,477
Accounts receivable, net	1,546	1,449
Other receivables, net	278	337
Inventories, net	369	437
Other assets, net	5	7

Total current assets	4,316	3,827

Non-Current Assets
Other receivables, net	90	101
Investments	1	1
Fixed assets, net	7,589	7,479
Intangible assets, net	767	769
Other assets, net	3	3

Total non-current assets	8,450	8,353

TOTAL ASSETS	$12,766	$12,180

LIABILITIES
Current Liabilities
Accounts payable	$2,748	$2,909
Debt	59	42
Salaries and social security payable	362	390
Taxes payable	1,069	1,030
Dividends payable	2	2
Economic Rights Class “A” prefereed shares	200	200
Other liabilities	60	54
Contingencies	101	64

Total current liabilities	4,601	4,691

Non-Current Liabilities
Accounts payable	3	—
Debt	134	121
Salaries and social security payable	106	110
Taxes payable	129	154
Other liabilities	197	200
Contingencies	515	536

Total non-current liabilities	1,084	1,121

TOTAL LIABILITIES	$5,685	$5,812
Noncontrolling interest	3,289	2,949
SHAREHOLDERS’ EQUITY	$3,792	$3,419

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$12,766	$12,180

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2011 and 2010

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2011	2010
Net sales	$4,131	$3,249
Cost of services	(1,972)	(1,618)

Gross profit	2,159	1,631
General and administrative expenses	(158)	(123)
Selling expenses	(1,025)	(747)

Operating income	976	761
Financial results, net	47	(58)
Other expenses, net	(48)	(52)

Net income before income tax and noncontrolling interest	975	651
Income tax expense, net	(337)	(242)
Noncontrolling interest	(293)	(188)

Net income	345	221

Net income per ordinary share	$31.70	$20.07

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2011 and 2010

(In millions of Argentine pesos - see Note 3.c)

	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment of common stock	Share issue premiums (1)	Economic rights Class “A” preferred shares (2)	Legal reserve	Other reserves	Accumulated earnings	Total Shareholders’ equity
Balances as of January 1, 2010	$53	25	125	896	—	180	58	1,616	$2,953
Foreign currency translation adjustments	—	—	—	—	—	—	(2)	—	(2)
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	—	—	(1)	—	(1)
Net income for the period	—	—	—	—	—	—	—	221	221

Balances as of March 31, 2010	53	25	125	896	—	180	55	1,837	$3,171

Balances as of January 1, 2011	$53	25	125	896	(556)	180	76	2,620	3.419
Foreign currency translation adjustments	—	—	—	—	—	—	28	—	28
Net income for the period	—	—	—	—	—	—	—	345	345

Balances as of March 31, 2011	$53	25	125	896	(556)	180	104	2,965	$3,792

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.
(2)	See Note 9.1.c.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2011 and 2010

(In millions of Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$345	$221
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	50	38
Depreciation of fixed assets	359	297
Amortization of intangible assets	3	4
Consumption of materials	26	25
Gain on sale/disposal of fixed assets and other assets	(4)	—
Provision for lawsuits and contingencies	36	38
Holdings losses on inventories	5	8
Interest and other financial losses on loans	(4)	70
Income tax	152	142
Noncontrolling interest	293	188
Net decrease (increase) in assets	(114)	83
Net decrease in liabilities	(29)	(137)

Total cash flows provided by operating activities	1,118	977

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(603)	(513)
Intangible asset acquisitions	(2)	(8)
Proceeds for the sale of fixed assets and other assets	4	1

Total cash flows used in investing activities	(601)	(520)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	45	15
Payment of debt	(37)	(33)
Payment of interest and debt-related expenses	(3)	(1)

Total cash flows provided by (used in) financing activities	5	(19)

INCREASE IN CASH AND CASH EQUIVALENTS	522	438
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,595	1,273

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$2,117	$1,711

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.	The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina S.A. (“Telecom Argentina” and together with its subsidiaries, the “Telecom Group”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and Telecom Argentina, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b) Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, Telecom Argentina began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Telecom Group had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina as of March 31, 2011, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)		Indirect control through	Date of acquisition
Fixed telephony	Telecom Argentina USA Inc. (“Telecom USA”) Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	100.00 99.99	% %		09.12.00 12.31.97
Mobile services	Telecom Personal S.A. (“Personal”) Núcleo S.A. (“Núcleo”) Springville S.A. (“Springville”) (ii)	99.99 67.50 100.00	% % %	Personal Personal	07.06.94 02.03.98 04.07.09

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at March 31, 2011.

2.	Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of March 31, 2011

As of March 31, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2011, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services in the northern region of Argentina, data transmission and value added services throughout the country, mobile radio communication services in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of March 31, 2011 all of the ordinary shares of Nortel Inversora belong to Sofora; additional information in Note 9.1);

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

CNC Resolution No. 2,713/07, issued in August 2007, in accordance with Articles 19 and 21 of RGSU and Article 14 of the Licensing Regulations established that the first affidavit filed would be the income for July 2007. The resolution also provided details on how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

selected by competitive bidding.

The Decree requires Telecom Argentina and Telefónica de Argentina S.A. (“Telefónica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and has begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which required telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, Telecom Argentina and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08 and the issuance of SC Resolution No. 154/10 supports those arguments.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1st, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented through the use of the FFSU resources.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/2008. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU.

At the date of issuance of these consolidated financial statements, the SU

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

programs are still pending approval by the SC.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program.” The resolution provides that telecommunications services providers may affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08, and establishes a ninety-day business period for providers to submit investment projects for approval.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance - particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $909 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” do not qualify as an Initial Indicative Program. At the date of issuance of these consolidated financial statements, Telecom Argentina is evaluating the scope of this Resolution and the convenience to bring proceedings against that decision.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010 these contributions amounted to $112 and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account for the FFSU, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to Resolution SC No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. At the date of issuance of these consolidated financial statements, this program is still pending of the SC approval.

•	Number Portability

On January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through Resolution SC No. 98/2010, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade and defined December 2011 as the ongoing date for the NP.

The resolution also provides for the creation of a Portability Committee, which has already been formed with representatives of mobile operators and, among other responsibilities, is in charge of coordinating and supervising the NP’s implementation process and functioning, reporting to the SC about fulfillment of the objectives included in the timetable, defining the NP’s technical and operative procedures and specifications, and preparing the Bidding Specifications for the hiring of the Database Administrator, being all of the above subject to the SC’s approval.

Personal has appointed its representatives in the Portability Committee, and has organized a working team with the objective of evaluating the impact of the above regulation and carrying out the tasks needed for its implementation, following the timetable.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, Telecom Argentina is developing technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

At March 31, 2011, Telecom Argentina has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At March 31, 2011, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.f - Other claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (i) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of March 31, 2011 and December 31, 2010, Telecom Argentina recorded as “Other receivable” a total of $23.

(i) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date,

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

Argentina and its indirect shareholders Telecom Italia S.p.A. and W de Argentina -Inversiones S.L., have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(j) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT 27 which provides for amendments to the existing RT for those companies not adopting IFRS.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company, Telecom Argentina and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

the aim to align the dates of adoption established by the professional standards with those established by RG 562/09.

Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements the CNV has not yet adopted RT 29.

Additional information is given in Note 14.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 - February 2003	119.73
January 2002 - September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the three-month period ended March 31, 2011, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	12,766	12,733	(33)
Total liabilities	5,685	5,673	(12)
Noncontrolling interest	3,289	3,279	(10)
Shareholders’ equity	3,792	3,781	(11)
Net income	345	346	1

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

(d) Interim financial information

The accompanying March 31, 2011 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 4,024,000 (unaudited) at March 31, 2011 and 3,966,000 (unaudited) at March 31, 2010 and mobile customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 5,329,000 (unaudited) at March 31, 2011 and 4,698,000 (unaudited) at March 31, 2010.

Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

The Company presents the reconciliation between the net income in the statements of income and the net income used to calculate the earning per ordinary share:

	Three-month periods ended March 31,
	2011	2010
Net income in the statements of income	$345	$221
Less: Results corresponding to Class “A” and Class “B” preferred shares	(176)	(114)

Total results used to calculate earning per ordinary share	$169	$107

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Other reserves”, a separate caption in the equity section.

(b) Revenue recognition

Revenues from equipment sales and services are disclosed, if applicable, net of discounts and bonuses granted to customers. Claims made by customers that the Management of the Telecom Group will probably rule in their favor are also deducted from sales. Actual results could differ from those estimates.

The Telecom Group’s principal sources of revenues by reportable segments are:

Fixed Telephony

•	National fixed telephony

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Rehabilitation fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a rehabilitation fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Rehabilitation revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

•	International long-distance services

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Mobile Services

The Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of mobile handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of mobile handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. Telecom Group adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $44 as of March 31, 2011 and $47 as of December 31, 2010, both in the Fixed Telephony segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Telecom Argentina has investments in certain government bonds. Telecom Argentina has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall mobile business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of March 31, 2011. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Mobile network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost.

Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs were totally amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). When dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

At December 31, 2010, Nortel had accumulated tax loss carryforwards. As taxable income for the three-month period ended March 31, 2011 is lower than local accumulated tax loss carryforwards, Nortel has recorded the proportional charge for the tax on minimum presumed income (totaling $1) which, together with the previous year charges, was capitalized under “Other non-current receivables”. These charges have been estimated as fully recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the related credit.

For the three-month period ended March 31, 2011, Telecom Argentina has estimated a provision for income taxes.

•	Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.5% and 4.4% for the three-month periods ended March 31, 2011 and 2010, respectively. In the case of the Company, is subject to a tax levied on interest from financial investments at a rate of 6%.

•	Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(q) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(r) Derivatives

The Telecom Group adopts the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (under “Other reserves”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

During fiscal year 2010, the Telecom Group had entered into several agreements to purchase foreign currency for Notes and accounts payable, which were accounted for following the criteria described above. At March 31, 2011, the Telecom Group has no derivative.

The Telecom Group does not enter into derivative agreements for speculative purposes.

(s) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At March 31, 2011 the Telecom Group holds capital leases which represent current liabilities in the amount of $4 and non-current liabilities in the amount of $3, maturing in fiscal years 2011 and 2012. A summary by major class of fixed assets covered by capital leases at March 31, 2011 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	17	2 years	3 years
Accumulated depreciation	(1)

Net value	16

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three-month periods ended March 31, 2011 and 2010 are shown in Note 15.h. under the caption “Advertising”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable Class “A” preferred shares, whose characteristics are detailed in Note 9.1.c, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic accounting standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in the shareholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of such accounting standards, the Management of the Company - with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares should continue being part of Nortel’s shareholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of “liquid and realized profits”.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist “liquid and realized profits”.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 of which Nortel collected $377, and the second was paid on December 20, 2010, for the balance of $364, of which Nortel collected $200.

As a result of the above, and further to having a positive balance of retained earnings, Nortel recorded a $556 liability in these financial statements (of which $354 have been cancelled), with a debit to a compensatory account within shareholders’ equity.

This accounting policy is also consistent with the provisions of the Argentine Corporations Law. Additional information on the accounting recognition of the economic rights of Class “A” preferred shares is provided in Note 9.1.c.

On October 5, 2010, the Board of Directors of the Company approved the distribution to the Class “A” preferred shares of a provisional cash dividend, subject to consideration by the Annual Meeting that considers the 2010 fiscal year’s results, for an amount of $356,199,536.88, which was made available to the Class “A” preferred shareholders on October 22, 2010. At the date of issuance of these consolidated financial statements, $354,270,772 was cancelled.

The Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors meeting held on April 7 and 18, 2011, respectively, approved the following resolutions:

a) To ratify the payment of provisional dividends in favour of Class “A” Preferred Shareholders for an amount of $356,199,536.88 and to apply such amount to the basic preferred dividends accumulated during years 2001 to 2007 and to 24.747438% of such basic preferred dividend for the year 2008

b) The scheduled redemption of 242,454 Class “A” Preferred Shares in an amount of $196,232,576.23, corresponding to 22.819897% of such shares and

c) The payment of $32,408,111.67 as discharge of all the basic preferred dividends accumulated as of such date by the shares subject to the scheduled redemption referred to in paragraph b) above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

It was also resolved that the amounts referred to in paragraphs b) and c) were made available to the Class “A” Preferred Shareholders on April 29, 2011.

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2011	As of December 31, 2010
Cash	$9	$8
Banks	104	112

	$113	$120

(b) Investments

Investments consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Time deposits (Note 15.d)	$1,777	$1,452
Mutual funds (Note 15.c)	188	—
Related parties (Note 7.c)	39	23
Government bonds (Note 15.c)	1	2

	$2,005	$1,477

Non current
2003 Telecommunications Fund	$1	1

	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Fixed telephony	$645	$629
Mobile (i)	1,051	958
Mobile – related parties (Note 7.c)	7	13

Subtotal	1,703	1,600
Allowance for doubtful accounts (Note 15.e)	(157)	(151)

	$1,546	$1,449

(i)	Includes $33 as of March 31, 2011 and $26 as of December 31, 2010 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Prepaid expenses	$176	$124
Tax credits	32	48
Restricted funds	29	15
Property tax of the Company and its subsidiary	10	8
SU credits (Note 2.d)	—	112
Other	44	43

Subtotal	291	350
Allowance for doubtful accounts (Note 15.e)	(12)	(13)
Allowance for tax credits (Note 15.e)	(1)	—

	$278	$337

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$90	$90
Prepaid expenses	52	53
Property tax of the Company and its subsidiary	31	30
Restricted funds	22	31
Credit on minimum presumed income tax	10	9
Other	6	8

Subtotal	211	221
Regulatory contingencies (Notes 2.g and i and 15.e)	(90)	(90)
Allowance for doubtful accounts (Note 15.e)	(31)	(30)

	$90	$101

(e) Inventories

Inventories consist of the following:

	As of March 31, 2011	As of December 31, 2010
Mobile handsets and equipment (Note 15.f)	$395	$458
Allowance for obsolescence (Note 15.e)	(26)	(21)

	$369	$437

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Fixed assets held for sale	$6	$8
Allowance for other assets (Note 15.e)	(1)	(1)

	$5	$7

Non current
Fixed assets held for sale	$5	$5
Allowance for other assets (Note 15.e)	(2)	(2)

	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of March 31, 2011	As of December 31, 2010
Non current
Net carrying value (Note 15.a)	$7,607	$7,498
Write-off of materials (Note 15.e)	(18)	(19)

	$7,589	$7,479

(h) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Fixed assets suppliers	$1,016	$1,261
Other assets and services suppliers	934	847
Inventories suppliers	436	450

Subtotal	2,386	2,558
Deferred revenues	201	172
Related parties (Note 7.c)	116	110
Agent commissions	34	58
SU reimbursement (Note 2.d)	11	11

	$2,748	$2,909

Non current
Fixed assets suppliers - Related parties (Note 7.c)	$3	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Vacation, bonuses and social security payable	$316	$344
Termination benefits	46	46

	$362	$390

Non current
Termination benefits	$106	$110

(j) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Income tax, net (Note 10)	$666	$491
VAT, net	131	126
Tax on SU (Note 2.d)	81	206
Internal taxes	43	40
Turnover tax	40	40
Regulatory fees	33	31
Municipal taxes	9	8
Other	66	88

	$1,069	$1,030

Non current (Note 10)
Deferred tax liabilities	$115	$140
Law No. 26,476 Tax Regularization Regime	14	14

	$129	$154

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2011	As of December 31, 2010
Current
Deferred revenue on sale of capacity and related services	$14	$14
Customer loyalty programs	10	8
Guarantees received	9	9
Court fee	3	3
Legal fee	3	—
Other	21	20

	$60	$54

Non current
Deferred revenue on sale of capacity and related services	$111	$112
Asset retirement obligations	47	45
Retirement benefits	23	22
Legal fee	8	11
Court fee	5	6
Customer loyalty programs	2	2
Other	1	2

	$197	$200

(l) Net sales

Net sales consist of the following:

	Three-month periods March 31,
	2011	2010
Voice	$752	$692
Internet	395	316
Data	85	74

Fixed telephony	1,232	1,082

Prepaid and post-paid	837	777
Value added services	1,109	646
Roaming, TLRD and CPP	436	415
Sale of handsets	303	186
Other	49	37

Mobile services in Argentina	2,734	2,061

Prepaid and post-paid	64	49
Value added services	66	34
Roaming, TLRD and CPP	19	14
Internet - Wimax	5	4
Sale of handsets	7	1
Other	4	4

Mobile services in Paraguay	165	106

Total net sales	$4,131	$3,249

(m) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended March 31,
	2011	2010
Generated by assets
Interest income	$52	$37
Foreign currency exchange gain	11	12
Holding loss on inventories (Note 15.f)	(5)	(8)
Other	(3)	3

Total generated by assets	$55	$44

Generated by liabilities
Interest expense	$(5)	$(21)
Gain on discounting of taxes payables and other liabilities	(2)	(2)
Foreign currency exchange loss	(13)	(35)
Loss on derivatives	—	(31)
Loss on derivatives – related parties (Note 7.c)	—	(6)
Loss on purchase of Notes	—	(2)
Other	12	(5)

Total generated by liabilities	$(8)	$(102)

	$47	$(58)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(n) Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended March 31,
	2011	2010
Provision for contingencies (Note 15.e)	$(31)	$(38)
Severance payments and termination benefits	(16)	(9)
Allowance for obsolescence of inventories (Note 15.e)	(9)	(4)
Provision for regulatory contingencies (Note 15.e)	(5)	(5)
Allowance for doubtful accounts and other assets (Note 15.e)	(2)	(2)
Allowance for obsolescence of materials (Note 15.e)	—	2
Gain on sale of fixed assets and other assets	4	—
Other, net	11	4

	$(48)	$(52)

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2011	2010	2010	2009
Cash and banks	$113	63	$120	$62
Current investments	2,005	1,650	1,477	1,211

Total as per balance sheet	$2,118	1,713	$1,597	$1,273
Less:
Items not considered cash and cash equivalents - Government bonds	(1)	(2)	(2)	—

Total cash and cash equivalents as shown in the statement of cash flows	$2,117	1,711	$1,595	$1,273

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Three-month periods ended March 31,
	2011	2010
Foreign currency exchange gain on cash and cash equivalents	$11	$9
Interest income generated by current investments	37	24
Interest income generated by accounts receivable	15	13

Subtotal (originated in financial transactions)	63	46
Income tax paid	(185)	(100)
Other cash flows provided by operating activities	1,240	1,031

Total cash flows provided by operating activities	$1,118	$977

Income taxes eliminated from operating activities components:

	Three-month periods ended March 31,
	2011	2010
Reversal of income tax included in the statement of income	$337	$242
Income taxes paid (includes payments in advance)	(185)	(100)

Total income taxes eliminated from operating activities	$152	$142

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2011	2010
Net increase in assets
Investments not considered as cash or cash equivalents	$1	$—
Trade accounts receivable	(130)	83
Other receivables	(40)	(7)
Inventories	55	7

	$(114)	$83

Net (decrease) increase in liabilities
Accounts payable	$47	$(142)
Salaries and social benefits payable	(32)	(32)
Taxes payable	(13)	38
Other liabilities	2	1
Contingencies	(33)	(2)

	$(29)	$(137)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.	Supplementary cash flow information (continued)

•	Main non-cash operating transactions:

	Three-month periods ended March 31,
	2011	2010
SU receivables offset with taxes payable	$112	$—
Government bonds	1	2
Derivatives	—	2
Foreign currency translation adjustments in assets	135	10
Foreign currency translation adjustments in liabilities	60	5

•	Most significant investing activities:

Fixed assets acquisitions include:

	Three-month periods ended March 31,
	2011	2010
Acquisition of fixed assets (Note 15.a)	$(373)	$(386)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(515)	(377)
Less:
Acquisition of fixed assets through incurrence of accounts payable	284	249
Mobile handsets lent to customers at no cost (i)	1	1

	$(603)	$(513)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Three-month periods ended March 31,
	2011	2010
Cancellation of accounts payable used in prior years acquisitions	(2)	(8)

	$(2)	$(8)

•	Financing activities components:

	Three-month periods ended March 31,
	2011	2010
Bank overdrafts	$45	$15
Payment of bank loans	(18)	(9)
Purchase of Notes	—	(24)
Payment of bank overdrafts	(19)	—
Payment of interest on bank loans	(3)	(1)

Total financing activities components	$5	$(19)

7	Related party transactions

(a) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

However, under FACPCE RT 21, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of issuance of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”)to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities, as explained in paragraph b) immediately below.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7.	Related party transactions (continued)

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia S.p.A.

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”)”. It must be mentioned that on December 22, 2009, Sintonia S.A. (Benetton) retired from the referred consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. In accordance with the last public statement available as of December 31, 2010, such participation is currently 22.40% of Telecom Italia S.p.A.’s voting shares. After the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Nortel, Telecom Argentina and its subsidiaries.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Telco Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina- Inversiones S.L. reached a settlement agreement pursuant to which they agreed, among others, to end all their differences relating to their direct shareholding of Sofora and indirect shareholding of Telecom Argentina and other companies of the Telecom Group, which had been originated as a result of the Telco Transaction having been entered into in Europe and other controversial issues. Pursuant to the above referred settlement agreement, the parties agreed to:

a)	Put an end to all the legal proceedings existing among the parties;

b)	Amend the Sofora’s Shareholders Agreement dated December 17, 2003, including, among others, certain measures to guarantee a more efficient corporate governance of the Telecom Group (formed by Sofora, Nortel Telecom Argentina, Personal and the subsidiaries of the last both companies), ensuring, among others, an adequate compliance of the TI-W Commitment. For such purposes a Telecom Argentina and Personal’s Regulatory Compliance Committee will be created and it will exercise its functions for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in our country and maintains any direct or indirect participation in the Telecom Italia Group and hold similar rights to those provided in the Telco Transaction;

c)	Subject to the applicable authorizations, the transfer of 8% of the capital stock of Sofora from W de Argentina –Inversiones S.L. to Telecom Italia International N.V., increasing Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the latter hereinafter referred to as the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. Telco S.p.A, and as parties involved, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A., submitted before the CNDC a document pursuant to which they assumed a commitment (hereinafter, the “Telco Commitment”) for the purpose of ensuring the separation and independence of the activities in the Argentina telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies in the national market.

In addition, in connection with the file relating to the TI-W Transaction, Sofora’s shareholders submitted before the CNDC a commitment pursuant to which they assumed a number of obligations with respect to the administration and governance of the Telecom Group (hereinafter, the “TI-W Commitment”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7.	Related party transactions (continued)

On October 12, 2010, the CNDC issued its Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively, which are available to the public at www.mecon.gov.ar/cndc. In its first Opinion, the CNDC advised –among others- the Secretariat of Economic Policy of the Ministry of Economy and Public Finances (hereinafter, “the Secretariat of Economic Policy”) to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such CNDC Opinion No. 835, and, subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the LDC, to the irrevocable and effective fulfilling of the Telco Commitment, with the clarifications and points made in Title XIV of the CNDC Opinion No. 835. In addition, the CNDC made some pro competition recommendations to the SC and to the CNC, which are included like Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above mentioned companies are detailed in Title XIV of the above mentioned Opinion, together with the clarifications and specifications made by the CNDC.

Through its Opinion No. 836, the CNDC advised –among others- to accept the TI-W Commitment, with the clarifications and specifications made in Title V.2 of the same Opinion and to authorize the TI-W Transaction, in the terms of Section 13 paragraph b) of the LDC. The terms and conditions of the TI-W Commitment are described in Title V of Opinion No. 836, together with the observations made by the CNDC.

On October 13, 2010, the Secretariat of Economic Policy issued its Resolution No. 148/10 which, in its operative part, among other issues, decided to subordinate the authorization of the Telco Transaction to “the irrevocable and effective fulfillment of the Telco Commitment offered with the clarifications and specifications made in Title XIV of Opinion CNDC No. 835”. On the same date, the Secretariat of Economic Policy issued its Resolution No. 149/10, in which it accepted the TI-W Commitment and approved the TI-W Transaction in the terms of Section 13 paragraph b) of the LDC.

On the same date, the SC issued its Resolution No. 136/10 which, among other issues, in its operating part authorizes the change of control that happened at Telecom Argentina and Personal as a consequence of the TI-W Transaction. On the same resolution, the legal figure of the Operator included in the List of Conditions, Decree No. 62/90 as amended, was left without effect with respect to Telecom Argentina.

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, such 8% transfer’s consideration was (i) US$ 1 (one US dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group has now reached a participation of 58% of the possible shares and votes in Sofora and W de Argentina –Inversiones S.L. holds the remaining 42% of such possible shares and votes.

On October 26, 2010, Nortel Inversora’s Board of Directors ratified the execution by Nortel of the Telco Commitment, accepted all the obligations and commitments that Nortel has assumed in the Telco Commitment, with the clarifications and specifications relating to them, made by the CNDC in Chapter XIV of its Opinion No. 835 dated October 12, 2010, and adopted a number of measures for its effective implementation. In addition, it accepted Nortel’s obligations arising from the TI-W Commitment submitted to the CNDC, in the file referring to the TI-W Transaction, with the clarifications and specifications that are referred to them, made by the CNDC in Paragraph V.2 of its Opinion No. 836 dated October 12, 2010.

The Telco Commitment and the TI-W Commitment are available to the public at www.nortelsa.com.ar/compromisos.

Nortel, Telecom Argentina and Personal have filed, in accordance with the applicable regulations referred to the disclosure of Relevant Facts, various notes and reports on the questions described in this section, which are available to the public at www.cnv.gob.ar (financial information section) for further review of the above.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7.	Related party transactions (continued)

The following is a summary of the balances and transactions with related parties as of March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010:

	As of March 31, 2011	As of December 31, 2010
Investments
Standard Bank S.A. (Note 15.c) (a)	$39	$1
Standard Bank S.A. (Note 15.d) (a)	—	22

	$39	$23

Accounts receivable
Standard Bank S.A. (a)	$4	$4
TIM Participacoes S.A. (b)	1	4
Latin American Nautilus Argentina S.A. (b)	1	—
Telecom Italia Sparkle S.p.A. (b)	—	4
Caja de Seguros S.A. (a)	1	1

	$7	$13

Current accounts payable:
Italtel Group (b) (d)	$43	$46
Latin American Nautilus Ltd. (b)	35	32
Latin American Nautilus USA Inc. (b)	5	5
Latin American Nautilus Argentina S.A. (b)	4	4
Telecom Italia S.p.A. (b)	16	11
Telecom Italia Sparkle S.p.A. (b)	2	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	2	3
Caja de Seguros S.A. (a)	9	7

	$116	$110

		Three-month periods ended March 31,
	Transaction description	2011	2010
Services rendered:
TIM Participacoes S.A. (b)	Roaming	$3	$4
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	6	4
Telecom Italia S.p.A. (b)	Roaming	—	2
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	1	—
Caja de Seguros S.A. (a)	Others	8	1
Standard Bank (a)	Others	4	4

Total services rendered		$22	$15

Services received:
Grupo Italtel (b) (d)	Maintenance, materials and supplies	$(36)	$—
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	(16)	—
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	(8)	(22)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(2)	(7)
TIM Participacoes S.A. (b)	Roaming	(3)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(1)	(1)
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(4)
Etec S.A. (b) (e)	International outbound calls	—	(2)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(5)	(5)
Standard Bank S.A.(a)	Loss on derivatives	—	(6)
Caja de Seguros S.A. (a)	Insurance	(3)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(1)	—

Total services received		$(76)	$(50)

Purchases of fixed assets/intangible assets:
Grupo Italtel (b) (d)		$7	$—

Total fixed assets and intangible assets		$7	$—

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Since June 2010, Telecom Italia Sparkle S.p.A. has assigned to Latin American Nautilus Ltd. all existing agreements with Telecom Argentina.
(d)	This company ceased to be related party from January 2009 to September 2010.
(e)	This entity is no longer related party as from January 2011.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom Argentina strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7.	Related party transactions (continued)

The Board of Directors of Telecom Argentina and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom Argentina would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom Argentina), being Telecom Argentina the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gob.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010. On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom Argentina. For the purposes of its pronouncement on this last operation, the CNDC is awaiting the considered opinion that requested the SC in accordance with the provisions of Section 16 of Law No. 25,156. The unification of the activities had effect since January 1st, 2009, when Telecom Argentina assumed the rendering of Cubecorp’s services.

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of March 31, 2011 and December 31, 2010, the Telecom Group’s short-term and long-term debt corresponds to Núcleo and comprises the following:

	As of March	As of December
	31, 2011	31, 2010
Short-term debt:
- Principal:
Bank loans	$20	$31
Bank overdrafts	35	9

Subtotal	55	40
- Accrued interest	4	2

Total short-term debt	$59	$42

Long-term debt:
- Principal:
Bank loans	$134	$121

Total long-term debt	$134	$121

Total debt	$193	$163

8.2. Núcleo

Bank loans

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of March 31, 2011:

Nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
37,500	5 years	1	35
39,500	4.5 years	2	37
50,000	4 years	2	47
21,250	3 years	6	15
8,960	4 months	9	—

157,210	4 years	20	134

The average annual rate of these loans is 9.5% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Bank overdrafts

At March 31, 2011, Núcleo has bank overdrafts amounting to $35 (equivalent to Guaraníes 35,226 million). The average annual rate of these loans is 6.2% in Guaraníes.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity

9.1 – Of the Company

As of March 31, 2011 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina - Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina - Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina - Inversiones S.L.

As of March 31, 2011 Nortel’s ordinary shares (67.79% of the capital stock) were owned by Sofora. On April 18, 2011 Nortel redeemed 242,454 Class “A” preferred shares. As a result, as of the date of issuance of these consolidated financial statements, Nortel’s ordinary shares represent 69.94% of its total capital stock.

In connection with these transactions, on December 17, 2003, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom Argentina, including Personal, was executed. On August 5, 2010, such Shareholders’ Agreement was modified as a consequence of the TI-W Commitment assumed by the shareholders of Sofora before the CNDC, that introduced, on October 13, 2010 new modifications. Additional information on this New Shareholders’ Agreement can be reviewed at www.cnv.gob.ar (section “Autopista de Información Financiera”).

During the first quarter of 2011, the Telecom Italia Group entered into two share purchase agreements which consist of the following:

1) In January 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase of the 8% of Nortel’s total Class B Preferred Shares (without voting rights).

2) In March 2011, W de Argentina - Inversiones S.L. agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV. Consequently, as of March 31, 2011, 68% of Sofora’s shares are owned by the Telecom Italia Group and 32% by W de Argentina - Inversiones S.L.

As a result, the economic interest of Telecom Italia Group in Telecom Argentina increased from 16.2% to 21.1% and in Nortel increased from 29.6% to 38.6%.

This transaction does not alter or modify (i) the governance rights of the Telecom Group set forth in the shareholders’ agreement between the Telecom Italia Group and W de Argentina - Inversiones S.L., nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities (See Note 7.b).

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of “liquid and realized profits” and/or distributable reserves, if any. Any redemption payment not declared nor paid by Nortel when due shall bear interest since the scheduled redemption payment date until the date it is made available to shareholders, at a rate equal to LIBOR.

Because Telecom Argentina did not pay dividends during years 2002 to 2009, Nortel did not make any distributions on its Series A or Series B preferred shares for the same years, due to the lack of “liquid and realized profits” and/or distributable reserves. For year 2010 see Note 4.(w).

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of “liquid and realized profits” and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such rights to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and No. 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year/period-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares (a):
Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	148.3
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	148.3
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	148.3
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	148.3
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	148.3
Non declared and non paid redemption corresponding to fiscal year 2006	41.5	111.7

	317.0	853.2

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	49.1
Corresponding to fiscal year 2002	19.0	49.1
Corresponding to fiscal year 2003	19.0	49.1
Corresponding to fiscal year 2004	19.0	49.1
Corresponding to fiscal year 2005	19.0	49.1
Corresponding to fiscal year 2006	19.0	49.1
Corresponding to fiscal year 2007	19.0	49.1
Corresponding to fiscal year 2008	19.0	50.7
Corresponding to fiscal year 2009	19.1	51.2
Corresponding to fiscal year 2010	19.1	51.2
Corresponding to fiscal period 2011	4.7	13.1

	194.9	509.9
Provisional cash dividends (b)	(137.8)	(356.2)

Total economic rights Class “A” preferred shares as of March 31, 2011	374.1	1.006.9

(a)	Nominal value of Class “A” preferred shares is $10.6.
(b)	At the date of issuance of these consolidated financial statements, $1.9 are still pending.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 of which Nortel collected $377, and the second was paid on December 20, 2010, for the balance of $364, of which Nortel collected $200.

As a result of the above, and further to having a positive balance of retained earnings, Nortel recorded a $556 liability in these financial statements (of which $354 have been cancelled), with a debit to a compensatory account within shareholders’ equity.

On October 5, 2010, the Board of Directors of the Company approved the distribution to the Class “A” preferred shares of a provisional cash dividend, subject to consideration by the Annual Meeting that considers the 2010 fiscal year’s results, for an amount of $356,199,536.88, which was made available to the Class “A” preferred shareholders on October 22, 2010. At the date of issuance of these consolidated financial statements, $354,270,772 was cancelled.

The Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors meeting held on April 7 and 18, 2011, respectively, approved the following resolutions:

a) To ratify the payment of provisional dividends in favour of Class “A” Preferred Shareholders for an amount of $356,199,536.88 and to apply such amount to the basic preferred dividends accumulated during years 2001 to 2007 and to 24.747438% of such basic preferred dividend for the year 2008

b) The scheduled redemption of 242,454 Class “A” Preferred Shares in an amount of $196,232,576.23, corresponding to 22.819897% of such shares and

c) The payment of $32,408,111.67 as discharge of all the basic preferred dividends accumulated as of such date by the shares subject to the scheduled redemption referred to in paragraph b) above.

It was also resolved that the amounts referred to in paragraphs b) and c) were made available to the Class “A” Preferred Shareholders on April 29, 2011.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At March 31, 2011 and 2010, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither for the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at March 31, 2011 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At March 31, 2011,Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

Telecom Argentina’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed in the fiscal year 2006.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings, held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. From the total shares eligible for conversion approved by the Shareholders´ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion to Class “B”. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

32,152,199 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom Argentina that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase. Likewise, on June 24, 2010, Telecom Argentina received a letter from the National Civil and Commercial Court of First Instance No. 10, Secretariat No. 20, recorded in file “Arévalo, Pedro Diego y otros c / Fondo de Garantía y Recompra PPP de Telecom Argentina s/ División de condominio”, which orders to Telecom Argentina’s Board of Directors the conversion of 4,000,000 Class “C” shares into Class “B” shares. Following this court order, the Board of Directors of Telecom Argentina, requested and obtained the authorization from the BCBA and the CNV for the conversion of such shares. It is currently pending that the shares to be converted were nominated on behalf of the file “Arévalo, Pedro Diego y otros c / Fondo de Garantía y Recompra PPP de Telecom Argentina s/ División de condominio” and under the officiating court order, on the “Registro de Acciones” of the Caja de Valores to complete the conversion process.

10.	Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of March 31, 2011 and December 31, 2010 consists of the following:

	As of March 31, 2011					As of December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Income tax provision	$518	$909	$7	$—	$1,434	$1,071
Payments in advance of income taxes	(280)	(484)	(7)	—	(771)	(584)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3

Current Income tax payable	241	425	—	—	666	490
Non current net deferred tax liabilities	94	14	5	2	115	140
Law No. 26,476 Tax Regularization Regime	14	—	—	—	14	14

Non current Income tax payable	108	14	5	2	129	154

Total Income tax liabilities, net	$349	$439	$5	$2	$795	$644

(*)	Núcleo´s receivable is included in Other receivables – current - Tax credits

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2011							As of December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Tax loss carryforwards	$—	$1	$—	$—	$7		$8	$8
Allowance for doubtful accounts	25	31	2	—	—		58	49
Provision for contingencies	172	75	—	—	—		247	241
Inventories	—	17	—	—	—		17	13
Other deferred tax assets	89	8	—	—	(2)		95	96

Total deferred tax assets	286	132	2	—	5		425	407

Fixed assets	(66)	(122)	6	(2)	—		(184)	(186)
Inflation adjustments (i)	(314)	(5)	(13)	—	—		(332)	(340)
Deferred tax on cash dividends from foreign companies	—	(2)	—	—	—		(2)	—

Total net deferred tax assets	(380)	(129)	(7)	(2)	—		(518)	(526)

Subtotal net deferred tax (liabilities) assets	(94)	3	(5)	(2)	5		(93)	(119)
- Valuation allowance (Note 15.e)	—	(17)	—	—	(5)		(22)	(21)

Net deferred tax (liabilities) as of March 31, 2011	$(94)	(14)	(5)	(2)	—		(115)

Net deferred tax liabilities as of December 31, 2010	$(106)	$(27)	$(5)	$(2)	$—	$		$(140)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

As of March 31, 2011, the Company has accumulated an operating tax loss carryforward of $8 which expires: $1 in 2010, $2 in 2011 (includes $1 of Personal), $1 in 2012, $1 in 2013, and $3 in 2014.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10.	Income tax (continued)

Income tax benefit (expense) for the three-month periods ended March 31, 2011 and 2010 consists of the following:

	Three-month periods ended March 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(113)	$(247)	$(2)	$—	$—	$(362)
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	—	1	—	—	1
Current tax expense on cash dividends from foreign companies	—	—	(1)	—	—	(1)
Deferred tax benefit	12	16	—	—	—	28
Deferred tax expense on cash dividends from foreign companies	—	(2)	—	—	—	(2)
Valuation allowance (Note 15.e)	—	(1)	—	—	—	(1)

Income tax expense	$(101)	$(234)	$(2)	$—	$—	$(337)

	Three-month periods ended March 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(123)	$(144)	$(1)	$—	$—	$(268)
Deferred tax benefit	22	2	3	—	1	28
Valuation allowance (Note 15.e)	—	(1)	—	—	(1)	(2)

Income tax expense	$(101)	$(143)	$2	$—	$—	$(242)

Income tax expense for the three-month periods ended March 31, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$1,747	$29	$1,776
Non taxable items – Gain on equity investees	(804)	—	(804)
Non taxable items – Other	4	(8)	(4)

Subtotal	947	21	968
Statutory income tax rate	35%	(**)

Income tax expense at statutory tax rate	(331)	(3)	(334)
Additional income tax on cash dividends from foreign companies	(2)	—	(2)
Change in deferred assets and liabilities	(1)	—	(1)
Change in valuation allowance (Note 15. e)	(1)	—	(1)
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	1	1

Income tax expense as of March 31, 2011	$(335)	$(2)	$(337)

Pre-tax income on a separate return basis	$1,120	$4	$1,124
Non taxable items – Gain on equity investees	(471)	—	(471)
Non taxable items – Other	5	(2)	3

Subtotal	654	2	656
Statutory income tax rate	35%	(**)

Income tax expense at statutory tax rate	(228)	(1)	(229)
Change in deferred assets and liabilities	(13)	2	(11)
Change in valuation allowance (Note 15.e)	(2)	—	(2)

Income tax expense as of March 31, 2010	$(243)	$1	$(242)

(*)	The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends, in the USA the effective tax rate was 34% and in Uruguay the statutory tax rate was 25%.

11.	Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia Group and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,198 as of March 31, 2011, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) and e) below.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom Argentina towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom Argentina and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom Argentina and the buyer.

It has been ruled that Telecom Argentina shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i)	Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii)	Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii)	Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom Argentina.

These indemnities granted by Telecom Argentina have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, Telecom Argentina could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During September and October 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay.

Núcleo commits to install and render satisfactorily functioning all the assets and services covered by the bidding, by means of an approximate investment of $19, (which was fully completed in the fiscal year 2010) of which $11 will be subsidized by the CONATEL.

At the date of issuance of these consolidated financial statements, the CONATEL has disbursed the first installment of approximately $3. The works are in the final stage and its completion, expected to be finished in March 2011, was delayed due to force majeure. The CONATEL extended (at the request of Núcleo) the delivery of works between a period of 30 and 180 days.

(f) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.

A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2011, Telecom Argentina has established reserves in an aggregate amount of $706 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $616 included under liabilities) and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2011, these restricted funds totaled $51 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program).

As of March 31, 2011, the management of Telecom Argentina, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

•	Wage differences by food vouchers and non-remunerative lump sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at March 31, 2011, the Management of Telecom Argentina, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom Argentina, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of March 31, 2011, total claims in these labor lawsuits amounted to $8.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefónica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed. The Tax Authority has filed an appeal before the National Supreme Court of Justice.

The management of Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index.

However, the Public Emergency Law and the reformation of the exchange regime, have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Services provided	Consolidated company/ Operating segment
Fixed telephony	Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Mobile	Voice, data and Mobile Internet	Personal
Núcleo
Springville (i)

(i)	Dormant entities for the three-month periods ended March 31, 2011 and 2010.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2011 and 2010, more than 92% of the Telecom Group’s revenues were from sales generated in Argentina. More than 91% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the three-month period ended March 31, 2011

•	Income statement information

	Fixed	Mobile Services
	telephony (a)	Personal	Núcleo	Subtotal	Nortel	Total
Services	1,219	2,431	158	2,589	—	3,808
Equipment sales	13	303	7	310	—	323
Net sales	1,232	2,734	165	2,899	—	4,131
Salaries and social security	(382)	(119)	(12)	(131)	(1)	(514)
Taxes	(87)	(270)	(5)	(275)	(1)	(363)
Maintenance, materials and supplies	(116)	(63)	(9)	(72)	—	(188)
Bad debt expense	(11)	(27)	(1)	(28)	—	(39)
Interconnection costs	(48)	—	—	—	—	(48)
Cost of international outbound calls	(34)	—	—	—	—	(34)
Lease of circuits	(23)	(10)	(7)	(17)	—	(40)
Fees for services	(65)	(110)	(6)	(116)	(1)	(182)
Advertising	(31)	(90)	(11)	(101)	—	(132)
Agent commissions and distribution of prepaid cards commissions	(18)	(279)	(18)	(297)	—	(315)
Other commissions	(18)	(47)	(3)	(50)	—	(68)
Roaming	—	(66)	(2)	(68)	—	(68)
Charges for TLRD	—	(159)	(17)	(176)	—	(176)
Cost of sales	(12)	(394)	(12)	(406)	—	(418)
Others	(91)	(104)	(12)	(116)	(1)	(208)

Operating income (loss) before depreciation and amortization	296	996	50	1,046	(4)	1,338
Depreciation of fixed assets and amortization of intangible assets	(181)	(148)	(33)	(181)	—	(362)

Operating income (loss)	115	848	17	865	(4)	976
Financial results, net	20	7	14	21	6	47
Other expenses, net	(32)	(15)	—	(15)	(1)	(48)

Net income before income tax and noncontrolling interest	103	840	31	871	1	975
Income tax expense, net	(101)	(234)	(2)	(236)	—	(337)
Noncontrolling interest	—	—	(9)	(9)	(284)	(293)

Net income (loss)	2	606	20	626	(283)	345

•	Balance sheet information

Fixed assets, net	4,447	2,409	733	3,142	—	7,589
Intangible assets, net	168	591	8	599	—	767
Capital expenditures (without ARO)	240	116	17	133	—	373
Depreciation of fixed assets	(178)	(148)	(33)	(181)	—	(359)
Amortization of intangible assets	(3)	—	—	—	—	(3)
Net financial asset (debt)	944	(b) 951	(183)	768	11	1,723

•	Cash flow information

Cash flows provided by operating activities	411	664	40	704	3	1,118

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(344)	(217)	(44)	(261)	—	(605)
Decrease in investments not considered as cash and cash equivalents and other	4	—	—	—	—	4

Total cash flows used in investing activities	(340)	(217)	(44)	(261)	—	(601)

Cash flows from financing activities
Debt proceeds	—	—	45	45	—	45
Payment of debt	—	—	(37)	(37)	—	(37)
Payment of interest and debt-related expenses	—	—	(3)	(3)	—	(3)

Total cash flows provided by financing activities	—	—	5	5	—	5

Increase in cash and cash equivalents	71	447	1	448	3	522
Cash and cash equivalents at the beginning of the year	872	504	9	513	210	1,595

Cash and cash equivalents at the end of the period	943	(b) 951	10	961	213	2,117

(a)	Includes net sales of $13, operating income before depreciation of $3, operating profit of $2 and net income of $2 and net financial assets of $2 corresponding to Telecom USA.
(b)	In Net financial asset, includes $1 of Cash and banks from Springville.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the three-month period ended March 31, 2010

•	Income statement information

	Fixed	Mobile services				Total
	telephony (a)	Personal	Núcleo	Subtotal	Nortel
Services	1,073	1,875	105	1,980	—	3,053
Equipment sales	9	186	1	187	—	196

Net sales	1,082	2,061	106	2,167	—	3,249
Salaries and social security	(306)	(89)	(9)	(98)	(1)	(405)
Taxes	(67)	(202)	(4)	(206)	—	(273)
Maintenance, materials and supplies	(105)	(46)	(5)	(51)	—	(156)
Bad debt expense	(7)	(21)	(1)	(22)	—	(29)
Interconnection costs	(47)	—	—	—	—	(47)
Cost of international outbound calls	(39)	—	—	—	—	(39)
Lease of circuits	(22)	(8)	(6)	(14)	—	(36)
Fees for services	(54)	(75)	(5)	(80)	(1)	(135)
Advertising	(17)	(55)	(7)	(62)	—	(79)
Agent commissions and distribution of prepaid cards commissions	(13)	(204)	(8)	(212)	—	(225)
Other commissions	(15)	(33)	(2)	(35)	—	(50)
Roaming	—	(56)	(1)	(57)	—	(57)
Charges for TLRD	—	(159)	(13)	(172)	—	(172)
Cost of sales	(10)	(282)	(6)	(288)	—	(298)
Others	(87)	(92)	(7)	(99)	—	(186)

Operating income (loss) before depreciation and amortization	293	739	32	771	(2)	1,062
Depreciation of fixed assets and amortization of intangible assets	(168)	(111)	(22)	(133)	—	(301)

Operating income (loss)	125	628	10	638	(2)	761
Financial results, net	13	(63)	(7)	(70)	(1)	(58)
Other expenses, net	(34)	(17)	—	(17)	(1)	(52)

Net income (loss) before income tax and noncontrolling interest	104	548	3	551	(4)	651
Income tax expense, net	(101)	(143)	2	(141)	—	(242)
Noncontrolling interest	—	—	(2)	(2)	(186)	(188)
Net income (loss)	3	405	3	408	(190)	221

•	Balance sheet information

Fixed assets, net	4,131	(b) 2,304	460	2,764	—	6,895
Intangible assets, net	172	593	3	596	—	768
Capital expenditures (without ARO and debt issue costs)	144	(b) 223	19	242	—	386
Depreciation of fixed assets	(164)	(111)	(22)	(133)	—	(297)
Amortization of intangible assets (without debt issue costs)	(4)	—	—	—	—	(4)
Net financial asset (debt)	787	(b) 164	(108)	56	—	843

•	Cash flow information

Cash flows provided by (used in)operating activities	445	500	33	533	(1)	977
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(241)	(256)	(24)	(280)	—	(521)
Decrease in investments not considered as cash and cash equivalents and other	1	—	—	—	—	1

Total cash flows used in investing activities	(240)	(256)	(24)	(280)	—	(520)

Cash flows from financing activities:
Debt proceeds	—	—	15	15	—	15
Payment of debt	—	(24)	(9)	(33)	—	(33)
Payment of interest and debt-related expenses	—	—	(1)	(1)	—	(1)
Inter-segment transfers of cash	—	(1)	—	(1)	1	—

Total cash flows (used in) provided by financing activities	—	(25)	5	(20)	1	(19)

Increase in cash and cash equivalents	205	219	14	233	—	438
Cash and cash equivalents at the beginning of the year	579	676	18	694	—	1,273

Cash and cash equivalents at the end of the period	784	(b) 895	32	927	—	1,711

(a)	Includes net sales of $11, operating income before depreciation of $3, operating profit of $2 and net income of $2 corresponding to Telecom USA.
(b)	In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $1 of Cash and banks from Springville.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of March 31, 2011	As of December 31, 2010
ASSETS
Current Assets
Cash and banks	$9	$1
Investments	204	209
Other receivables	2	3

Total current assets	215	213

Non-Current Assets
Investments	$3,786	$3,414
Other receivables	4	3

Total non-current assets	3,790	3,417

TOTAL ASSETS	$4,005	$3,630

LIABILITIES
Current Liabilities
Economic rights Class “A” preferred shares	$200	$200
Accounts payable	2	1
Taxes payable	9	8
Dividens payable	2	2

Total current liabilities	213	211

TOTAL LIABILITIES	$213	$211
SHAREHOLDERS’ EQUITY	$3,792	$3,419

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,005	$3,630

Statements of income:

	Three-month periods ended March 31,
	2011	2010
Gain on equity investees	$344	$225
General and administrative expenses	(4)	(2)
Financial results, net	6	(1)
Other expenses, net	(1)	(1)

Net income	$345	$221

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2011	2010
Cash flows used in operating activities	$3	$(1)
Cash flows provided by financing activities	—	1

Increase in cash and cash equivalents	3	—
Cash and cash equivalents at the beginning of the year	210	—

Cash and cash equivalents at period end	$213	$—

14.	Differences between Argentine GAAP and IFRS applicable to the Company and the Telecom Group

IFRS is a set of accounting standards issued by the IASB specially designed for financial reporting of public entities, including companies whose shares or notes are traded in capital markets or have applied for registration in such markets.

On December 30, 2009, the CNV issued General Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company Telecom Argentina and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with the aim to align the dates of adoption established by the professional standards with those established by RG 562/09. Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements the CNV has not yet adopted RT 29.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Company and the Telecom Group (continued)

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal years beginning January 1, 2011.

In accordance with RG 562/09, the Company developed an implementation plan for the adoption of IFRS in the Company, Telecom Argentina and its subsidiaries (“the Implementation Plan”). Such Implementation Plan was approved by the Board of Directors on March 23, 2010. On March 25, 2010, the Company made a public release to the market through the CNV to inform the approval of the Implementation Plan as “Relevant event”, and the designation of the Project Manager for IFRS Implementation Process in the Company.

On July 1, 2010, the CNV issued Resolution No. 576/10 (“RG 576/10”). RG 576/10 is complementary of RG 562/09, incorporating clarifications to certain issues identified in RG 562/09. Also extends and modifies other issues that were subject of consultations and comments after its issuance.

At the date of issuance of these consolidated financial statements, the Company is making successful progress in the Implementation Plan in accordance with the scheduled dates.

The adoption of IFRS is mandatory for the Company effective January 1, 2012. However, the Company has finalized the diagnostic of the main valuation differences between Argentine GAAP and IFRS in the Company and the Telecom Group.

The Company and the Telecom Group will elect to make use of some of the exemptions provided for in IFRS 1 with the aim to simplify the first-time adoption of IFRS. The exemptions are detailed below:

•

Deemed cost for Property, Plant and Equipment (PP&E) and Intangible Assets: Argentine GAAP valuation for PP&E and Intangible Assets (which includes inflation adjustment as described in note 3.c) will be elected as deemed cost at the transition date to IFRS, since it was considered to be broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

•

Cumulative translation differences for foreign operations: The cumulative translation differences for all foreign operations will deem to be zero at the date of transition to IFRS. This exemption applies to the financial statements translations of the subsidiaries Núcleo, Telecom USA and Springville.

•

Business combinations: The Company and the Telecom Group will elect not to apply IFRS 3 (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS.

•

Share- based payment transactions: The Company and the Telecom Group will elect not to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before November 7, 2002. This exemption applies to the Share Ownership Program described in Note 9.2.

Additionally, IFRS provides for alternative criteria for measurement after initial recognition of each class of PP&E and Intangible Assets. An entity shall choose either the “cost model” or the “revaluation model”. The Management of the Company and the Telecom Group will elect to continue applying the “cost model” for all classes of PP&E and intangible assets.

1.	Noncontrolling interest

Under IFRS, the noncontrolling interest in a subsidiary should be presented within total equity in the consolidated statement of financial position, identifying separately the portion attributable to the parent (economic rights attributable to the Company as Parent company) and the portion attributable to the noncontrolling interest instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP.

Likewise, the noncontrolling interest in a subsidiary´s profit or loss for the period is presented within net income in the consolidated statement of income as a gain or loss incurred by the parent.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Company and the Telecom Group (continued)

2.	Classification of Class “A” Preferred Shares

Pursuant to IFRS, a financial liability is “a contractual obligation” (i) to deliver money or other financial asset to another entity, or (ii) to exchange financial assets or liabilities with another entity under conditions that are potentially unfavorable. As described in Note 9.1.c., Nortel’s Class “A” preferred shares provide a mandatory repayment schedule. Although payments to the holders of such shares become due only to the extent that the Company has liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation does not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares shall be classified as liability and valued at their amortized cost. Under Argentine GAAP, the Class “A” Preferred Shares are included in the Company’s shareholders’ equity.

3.	Revenue recognition

3.a	Upfront connection fees

Under IFRS, non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of the customer relationship. This approach is consistent with the recognition of service connection costs described in 3.a below. This accounting treatment differs from that provided for under Argentine GAAP, where up-front connection fees are fully recognized as income when the customer is connected to the network or the service is enabled, which usually occurs at the beginning of the relationship with the customer.

3.b	Revenues from contracts for the construction of networks and other assets

Revenue from construction contracts are substantially derived from the construction of data networks or other value-added services assets for large customers of fixed telephony.

Under IFRS, revenues from construction contracts that are specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use, in which the buyer is able to specify the major structural elements of the design before construction, should be accounted for by reference to the stage of completion of the contract activity. Under this method, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period, thus recognizing profit margin of the contract. The stage of completion of a contract may be determined in a variety of ways. Telecom Argentina has used the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Any expected loss by reason of the contract should be recognized immediately as an expense.

Under Argentine GAAP revenues for construction contracts are fully recognized when construction is completed and the assets are transferred to the buyer together with related risks and benefits.

3.c	Customer Loyalty Programs

Personal offers to its customers a loyalty program named “Club Personal”. Under such program Personal grants award credits as part of the sales transactions which can be subsequently redeemed for goods or services. IFRS requires that the fair value of the award credits be accounted for as deferred revenue, and recognized when the award credits are redeemed or expire. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers. Under Argentine GAAP such program is accounted for considering the cost of the points expected to be redeemed by the customers. Such cost is recorded as operating expenses at the time the points are granted to the customers. Reconciling item reflects the net effect of (i) deferral of revenues associated with unredeemed points valued at exit fair value, net of income accrued for the period/year, and (ii) reversal of operating costs accrued under Argentine GAAP based on points expected to be effectively redeemed.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Company and the Telecom Group (continued)

3.d	Revenue recognition on contracts with multiple deliverables

Under IFRS, total revenue generated by transactions that include separately identifiable components (as equipment and service) should be allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue.

IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”.

The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the fair value of the undelivered element.

Personal is engaged in sale transactions including multiple identifiable components whose fair value determination becomes more complex and relate to sales of equipment to customers jointly with contracts with minimum duration, fixed monthly bills for services and cancellation fees for early termination. For such transactions, equipment is sold at a discount compared to selling price of equipment sold without related service contract. However, the fair value of services sold is independent of the fact that the customer purchases a handset together with the service. Therefore the fair value of equipment sold can be determined as the difference between the total arrangement consideration and the service fair value.

Consequently, the allocation of revenues between equipment and services under IFRS is equivalent to the revenues accounted for under Argentine GAAP, where revenues from sale of each component of the transaction are recognized by the amount contractually agreed with the client, recognizing equipment revenues when the item is delivered to the customer and service revenues when rendered.

4.	Intangible Assets

4.a	Service connection or habilitation costs

Under IFRS direct costs incurred for connecting customers to the network are accounted for as assets and then amortized over the term of the contract with the customer if certain conditions are met. This approach is consistent with the recognition of up-front connection fees described in 3.a above. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly in Telecom Argentina for the installation of fixed lines whose average deferral period is 9 years.

Under Argentine GAAP, connection costs are expensed as incurred, in order to match these costs with connection revenues that are fully recognized in the same period.

4.b	Subscriber acquisition costs

Under IFRS, direct and incremental costs incurred for the acquisition of new subscribers with minimum contractual duration are capitalized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably. Capitalized SAC is amortized on a straight-line basis over the term of the contract with the customer.

The cost of acquiring postpaid and “cuentas claras” customers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforced termination penalty and fixed monthly bill for services. SAC are mainly composed of upfront commissions paid to third parties and subsidies on the sale of handsets. Under Argentine GAAP, these costs are expensed as

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.	Differences between Argentine GAAP and IFRS applicable to the Company and the Telecom Group (continued)

incurred since there are no specific criteria for deferral of costs associated with customer contracts.

5.	Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements

Under IFRS financial statements of any entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. Under Argentine GAAP financial statements of Núcleo are prepared in guaraníes –the local and functional currency of Núcleo- restated in terms of the measuring unit current at the end of the reporting period. However, the economic environment where Núcleo performs its activities does not meet the requirements established by IFRS to consider the Paraguayan economy as hyperinflationary. The reconciling item reflects the reversal of the inflation adjustment made under Argentine GAAP, after considering the IFRS 1 exemption for deemed cost for the measurement of PP&E and Intangible Assets described above.

6.	Borrowing costs that do not qualify for capitalization

Under IFRS, capitalization of foreign currency exchange differences originated in foreign currency denominated debt is required as part of the cost of a qualifying asset, when they are considered to be an adjustment to interest costs. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use.

Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were capitalized as part of the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met (the devaluation of the Peso in that period was approximately 180%).

7.	Other adjustments

7.a	Inventories

Under IFRS inventories are measured at the lower of cost and net realisable value, while “Last in first out” method is not allowed. Under Argentine GAAP inventories are stated at replacement cost.

7.b	Fixed Assets held for sale

According to IFRS non-current assets should be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. To meet that definition, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

Under Argentine GAAP Telecom Argentina classifies certain fixed assets as held for sale. Such assets are included under the caption “Other assets” and measured at the lower of cost less depreciation at the time of transfer to the Held-for-sale category or net recoverable value. As far as those assets do not comply with the requirements stated by IFRS to be classified as held for sale, they should be classified as PP&E and measured at cost less accumulated depreciation.

8.	Tax effects on IFRS adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate, at a tax rate of 35%.

As regards to disclosure differences affecting the income statement, the following describes the most relevant differences identified to date, while there may be others deemed not material:

a)	there are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses). The Company will elect to disclose income and expenses by nature; and

b)	the items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net
b.	Intangible assets, net
c.	Securities and equity investments
d.	Current investments
e.	Allowances and provisions
f.	Cost of services
g.	Foreign currency assets and liabilities
h.	Expenses
i.	Aging of assets and liabilities

(a)	Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	132	1	1	—	—	134
Building	1,571	—	—	7	—	1,578
Tower and pole	489	—	11	9	—	509
Transmission equipment	5,046	3	80	26	—	5,155
Mobile network access	2,095	—	26	47	—	2,168
Switching equipment	4,983	—	27	18	—	5,028
Power equipment	819	—	15	12	—	846
External wiring	6,790	—	—	58	(1)	6,847
Computer equipment	4,875	1	72	76	—	5,024
Telephony equipment and instruments	970	—	39	—	—	1,009
Equipment lent to customers at no cost	255	9	37	—	(2)	299
Vehicles	180	4	2	—	(5)	181
Furniture	96	—	3	1	—	100
Installations	447	—	10	8	—	465
Improvements in third parties buildings	153	—	—	3	—	156
Work in progress	1,093	315	26	(263)	—	1,171

Subtotal	29,994	(a) 333	349	2	(8)	30,670
Asset retirement obligations	36	—	1	—	—	37
Materials	193	(b) 40	4	(2)	(26)	209

Total	30,223	373	354	—	(34)	30,916

Total as of March 31, 2010	28,140	386	(27)	—	(32)	28,467

	Depreciation						Net carrying value as of March 31, 2011	Net carrying value as of December 31, 2010
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	134	132
Building	(959)	2 – 7	(9)	—	—	(968)	610	612
Tower and pole	(344)	5 – 7	(4)	(10)	—	(358)	151	145
Transmission equipment	(4,171)	10 – 13	(47)	(51)	—	(4,269)	886	875
Mobile network access	(1,502)	10 – 12	(37)	(19)	—	(1,558)	610	593
Switching equipment	(4,204)	10 – 15	(48)	(9)	—	(4,261)	767	779
Power equipment	(625)	7 – 10	(8)	(13)	—	(646)	200	194
External wiring	(5,382)	6	(50)	—	1	(5,431)	1,416	1,408
Computer equipment	(3,728)	18 – 20	(121)	(50)	—	(3,899)	1,125	1,147
Telephony equipment and instruments	(923)	13 – 20	(4)	(35)	—	(962)	47	47
Equipment lent to customers at no cost	(214)	50	(12)	(35)	2	(259)	40	41
Vehicles	(119)	20	(6)	—	5	(120)	61	61
Furniture	(83)	9 – 11	(2)	(3)	—	(88)	12	13
Installations	(334)	7 – 10	(7)	(7)	—	(348)	117	113
Improvements in third parties buildings	(110)	3	(4)	—	—	(114)	42	43
Work in progress	—		—	—	—	—	1,171	1,093

Subtotal	(22,698)		(359)	(232)	8	(23,281)	7,389	7,296
Asset retirement obligations	(27)	10	—	(1)	—	(28)	9	9
Materials	—		—	—	—	—	209	193

Total	(22,725)		(c) (359)	(233)	8	(23,309)	7,607	7,498

Total as of March 31, 2010	(21,276)		(c) (297)	19	5	(21,549)	6,918

(a)	Includes $2 in Transmission equipment, $9 in Equipment lent to customers at no cost and $25 in Work in progress, transferred from materials.
(b)	Net of $36 transferred to fixed assets.
(c)	Includes $(3) and $(2) in March 2011 and 2010, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(b) Intangible assets, net

Principal account		Original value
	As of the beginning of the year	Foreign currency translation adjustments	Decreases	As of the end of the period

Software obtained or developed for internal use	469	11	—	480
Debt issue costs	10	—	(10)	—
PCS license	658	—	—	658
Band B license and PCS license (Paraguay)	345	66	—	411
Rights of use	244	1	—	245
Exclusivity agreements	41	—	—	41
Customer relationship	2	—	—	2

Total	1,769	78	(10)	1,837

Total as of March 31, 2010	1,732	(7)	(43)	1,682

Principal account	Accumulated as of the beginning of the year	Amortization				Net carrying value as of March 31, 2011	Net carrying value as of December 31, 2010
		Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(469)	—	(11)	—	(480)	—	—
Debt issue costs	(10)	—	—	10	—	—	—
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(344)	—	(66)	—	(410)	1	1
Rights of use	(87)	(3)	—	—	(90)	155	157
Exclusivity agreements	(20)	—	—	—	(20)	21	21
Customer relationship	—	—	—	—	—	2	2

Total	(1,000)	(a) (3)	(77)	10	(1,070)	767	769

Total as of March 31, 2010	(959)	(b) (5)	7	43	(914)	768

a)	Included in cost of services.
b)	An amount of $(4) is included in cost of services and $(1) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value		Number of securities	Net realizable value as of March 31, 2011	Cost value as of March 31, 2011	Book value as of March 31, 2011	Book value as of December 31, 2010
CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires bond (i)	$		1,286,049	1	1	1	2

Total government bonds				1	1	1	2

Mutual funds
HF HSBC		1.50	25,217,992	38	38	38	—
Super Ahorro $ Clase B Banco Santander		0.32	248,098,844	78	78	79	—
FBA Renta $ Banco Frances		2.77	3,047,047	8	8	9	—
Fima Premium Clase B Banco Galicia		1.39	45,142,363	62	62	62	—

Total mutual funds				186	186	188	—

Related parties – Mutual funds
Alpha $ Clase A Standard Bank		1.40	27,472,149	39	39	39	1

Total related parties				39	39	39	1

Total current investments				226	226	228	3

(i)	Telecom Argentina had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (November 2011).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(d) Current investments

	Cost as of March 31, 2011	Book value as of
		March 31, 2011	December 31, 2010
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 15.g)	$569	$569	$533
In Argentine pesos	1,197	1,208	919
In Argentine pesos – Related parties	$—	$—	$22

Total current investments	$1,766	$1,777	$1,474

(e)	Allowances and provisions

Items	Opening balances	Additions/ (decreases)	Foreign currency translation adjustment	Reclassi- fications	Deductions	As of March 31, 2011
Deducted from current assets
Allowance for doubtful accounts receivables	151	39	1	—	(34)	157
Allowance for doubtful accounts and other assets	14	(1)	—	—	—	13
Regulatory contingencies	—	1	—	—	—	1
Allowance for obsolescence of inventories	21	9	—	—	(4)	26

Total deducted from current assets	186	48	1	—	(38)	197

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	21	1	—	—	—	22
Regulatory contingencies	90	—	—	—	—	90
Allowance for doubtful accounts and other assets	32	1	—	—	—	33
Write-off of materials	19	—	—	—	(1)	18

Total deducted from non-current assets	162	2	—	—	(1)	163

Total deducted from assets	348	(b) 50	1	—	(39)	360

Included under current liabilities
Provision for contingencies	64	—	—	70	(33)	101

Total included under current liabilities	64	—	—	70	(33)	101

Included under non-current liabilities
Provision for contingencies	536	36	—	(d) (57)	—	515

Total included under non-current liabilities	536	36	—	(57)	—	515

Total included under liabilities	600	(c) 36	—	13	(33)	616

Items	Opening balances	Additions/ (decreases)	Foreign currency translation adjustment	Reclassi- fications	Deductions	As of March 31, 2010
Deducted from current assets
Allowance for doubtful accounts receivables	144	29	—	—	(26)	147
Allowance for doubtful accounts and other assets	13	—	—	—	—	13
Regulatory contingencies	4	(3)	—	—	—	1
Allowance for obsolescence of inventories	21	4	—	—	(8)	17

Total deducted from current assets	182	30	—	—	(34)	178

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	19	2	—	—	—	21
Regulatory contingencies	75	8	—	—	—	83
Allowance for doubtful accounts and other assets	40	2	—	—	—	42
Write-off of materials	25	(2)	—	—	—	23

Total deducted from non-current assets	159	10	—	—	—	169

Total deducted from assets	341	(e) 40	—	—	(34)	347

Included under current liabilities
Provision for contingencies	73	—	—	(2)	(2)	69

Total included under current liabilities	73	—	—	(2)	(2)	69

Included under non-current liabilities
Provision for contingencies	374	38	—	2	—	414

Total included under non-current liabilities	374	38	—	2	—	414

Total included under liabilities	447	(c) 38	—	—	(2)	483

(a)	This allowance is included in Taxes payable non-current (Note 10).
(b)	Includes $39 in selling expenses and $11 in other expenses, net.
(c)	Included in other expenses, net.
(d)	Includes a reclassification of $13 from current liabilities.
(e)	Includes $29 in selling expenses, $9 in other expenses, net and $2 in income tax.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(f) Cost of services

	Three-month periods ended March 31,
	2011	2010
Inventory balance at the beginning of the year	$458	$264
Plus:
Purchases (a)	355	283
Holding results on inventories	(5)	(8)
Deductions from allowance for obsolescence of inventories	(4)	(8)
Mobile handsets lent to customers at no cost (b)	(1)	(1)
Replacements	(3)	(2)
Foreign currency translation adjustments in inventory	1	—
Cost of services (Note 15.h)	1,566	1,330
Less:
Inventory balance at period end	(395)	(240)

COST OF SERVICES	$1,972	$1,618

(a)	Includes $14 and $15 in 2011 and 2010, respectively, net of the effect of internal taxes (better known as the Technological Tax).
(b)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

	Three-month periods ended March 31,
	2011	2010
Services
Net sales	$3,808	$3,053
Cost of sales	(1,554)	(1,320)

Gross profit from services	$2,254	$1,733

Handsets
Net sales	$310	$187
Cost of sales	(406)	(288)

Gross loss from handsets	$(96)	$(101)

Fixed telephony equipment
Net sales	$13	$9
Cost of sales	(12)	(10)

Gross profit (loss) from Fixed telephony equipment	$1	$(1)

TOTAL GROSS PROFIT	$2,159	$1,631

(g) Foreign currency assets and liabilities

Items	As of March 31, 2011				As of December 31, 2010
	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	4.014	3	$2
	EURO	—	5.696	1	1
Bank accounts	US$	6	4.014	23	22
	G	8,116	0.00099	8	9
	$U	5	0.209	1	2
Investments
Time deposits	US$	142	4.014	569	533
Accounts receivable
Fixed telephony	US$	15	4.014	59	53
	SDR	2	6.364	10	8
Mobile services	US$	10	4.014	41	33
	G	25,778	0.00099	25	20
	EURO	1	5.696	6	6
Related parties	US$	—	4.014	1	8
Other receivables
Prepaid expenses	US$	8	4.014	34	37
	G	15,933	0.00099	16	5
Fiscal credits	G	3,655	0.00099	4	8
Others	US$	2	4.014	10	18
	G	2,026	0.00099	2	1
	$U	2	0.209	1	—
Non-current assets
Other receivables
Prepaid expenses	US$	5	4.014	19	9

Total assets				$833	$775

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities (continued)

Items	As of March 31, 2011				As of December 31, 2010
	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	313	4.054	$1,267	$1,358
	G	42,976	0.00099	42	48
	EURO	10	5.753	59	59
	SDR	—	6.364	1	—
Deferred revenues	G	11,234	0.00099	11	9
Related parties	US$	22	4.054	86	88
	EURO	3	5.753	17	12
Others	G	2,799	0.00099	3	3
Debt
Banks loans and others – Principal	G	20,960	0.00099	20	31
Accrued interest	G	3,957	0.00099	4	2
Bank overdrafts	G	35,226	0.00099	35	9
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,152	0.00099	3	1
Taxes payable
Other	G	1,558	0.00099	2	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	4.054	14	14
Others	US$	1	4.054	5	5
	G	2,989	0.00099	3	2
Non-current liabilities
Debt
Banks loans and others – Principal	G	136,250	0.00099	134	121
Taxes payable
Deferred tax liabilities (assets)	G	—	4.054	2	2
	US$	5,447	0.00099	5	5
Other liabilities
Deferred revenue on sale of capacity	US$	27	4.054	111	110
Subsidy – CONATEL	G	1,364	0.00099	1	2
Others	G	2,842	0.00099	3	3

Total liabilities				$1,828	$1,885

	03.31.11			12.31.10
	Amount of foreign currency (i)		Amount in local currency (ii)	Amount of foreign currency	Amount in local currency
Net positions	US$	(177)	(726)	(219)	(862)
Net assets (liabilities)	G	(215,246)	(211)	(219,789)	(194)
	EURO	(12)	(69)	(12)	(64)
	SDR	2	9	1	8
	$U	7	2	9	2

			(995)		(1,110)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(h) Expenses

	Expenses			Three-month period ended March 31, 2011
	Cost of services	General and administrative	Selling
Salaries and social security	$217	$86	$211	$514
Depreciation of fixed assets	298	15	46	359
Amortization of intangible assets	3	—	—	3
Turnover tax	186	—	—	186
Taxes with the Regulatory Authority	94	—	—	94
Other taxes	80	2	1	83
Maintenance, materials and supplies	147	13	28	188
Bad debt expense	—	—	39	39
Interconnection costs	48	—	—	48
Cost of international outbound calls	34	—	—	34
Lease of circuits	40	—	—	40
Fees for services (a)	29	29	124	182
Advertising	—	—	132	132
Agent commissions and distribution of prepaid cards commissions	—	—	315	315
Other commissions	—	—	68	68
Roaming	68	—	—	68
Charges for TLRD	176	—	—	176
Cost of voice, Internet and data equipment sales	12	—	—	12
Transportation, freight and travel expenses	8	3	50	61
Energy, water and others	34	1	2	37
Rental expense	25	7	8	40
International and satellite connectivity	22	—	—	22
Others	45	2	1	48

Total	$1,566	$158	$1,025	$2,749

	Expenses			Three-month period ended March 31, 2011
	Cost of services	General and administrative	Selling
Salaries and social security	$176	$65	$164	$405
Depreciation of fixed assets	251	10	36	297
Amortization of intangible assets	4	—	—	4
Turnover tax	142	—	—	142
Taxes with the Regulatory Authority	76	—	—	76
Other taxes	53	—	2	55
Maintenance, materials and supplies	124	11	21	156
Bad debt expense	—	—	29	29
Interconnection costs	47	—	—	47
Cost of international outbound calls	39	—	—	39
Lease of circuits	36	—	—	36
Fees for services (a)	23	23	89	135
Advertising	—	—	79	79
Agent commissions and distribution of prepaid cards commissions	—	—	225	225
Other commissions	—	—	50	50
Roaming	57	—	—	57
Charges for TLRD	172	—	—	172
Cost of voice, Internet and data equipment sales	10	—	—	10
Transportation, freight and travel expenses	7	2	40	49
Energy, water and others	30	1	1	32
Rental expense	21	10	9	40
International and satellite connectivity	18	—	—	18
Others	44	1	2	47

Total	$1,330	$123	$747	$2,200

(a)	Includes $4 and $2 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees, as of March 31, 2011 and 2010, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Economic rights Class “A” preferred shares	Other liabilities
Total due	—	427		—	(a) 240	—		—	—	—	—

Not due
Second quarter 2011	2,004	1,117		177	2,483	47		208	695	(d) 200	33
Third quarter 2011	—	2		39	25	5		43	1	—	9
Fourth quarter 2011	1	—		36	—	3		39	1	—	7
First quarter 2012	—	—		26	—	4		72	372	—	11
April 2012 thru March 2013	—	—		64	3	20		30	3	—	25
April 2013 thru March 2014	—	—		4	—	52		25	3	—	16
April 2014 and thereafter	—	—		22	—	62		51	8	—	109
Not date due established	1	—		—	—	—		—	115	—	47

Total not due	2,006	1,119		368	2,511	193		468	1,198	200	257

Total as of March 31, 2011	2,006	1,546		368	2,751	193		468	1,198	200	257

Balances bearing interest	2,005	427		—	7	193		—	29	—	10
Balances not bearing interest	1	1,119		368	2,744	—		468	1,169	200	247

Total	2,006	1,546		368	2,751	193		468	1,198	200	257

Average annual interest rate (%)	7.83	(b	)	—	17.00	(c	)	—	9.00	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $140 has been cancelled.
(b)	$55 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $150 bear 50% over the Banco de la Nación Argentina notes payable discount rate and $222 bear 28.53%.
(c)	See Note 8.
(d)	See Note 9.1.c.

16.	Subsequent events

The Annual Ordinary, Extraordinary and Special Class “A” Preferred Shareholders’ Meeting, which was held on April 7, 2011, approved, among others:

a) To ratify the resolutions approved by the Board of Directors meeting held on October 5, 2010, as relates to the payment of provisional dividends;

b) The scheduled redemption of 242,454 Class “A” preferred shares;

c) The payment of the accumulated basic preferred dividends corresponding to the shares subject to the scheduled redemption referred to in paragraph b) above (additional information in note Note 9.1 to the consolidated financial statements).

Cash dividends of the Telecom Argentina Group

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011. Of this amount, $414 corresponds to its noncontrolling shareholders. In order to finance the cash dividend payment made by Telecom Argentina to its shareholders, on April 19, 2011, Personal made its first a cash dividend payment to Telecom Argentina amounting to $540. The distribution was approved by the General Ordinary and Unanimous Shareholder’s Meeting of Personal held on March 22, 2011.

Franco Livini

President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of March 31, 2011, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended March 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2010 and 2009 on which we issued an unqualified opinion dated February 21, 2011, we report that:

a)	the consolidated financial statements of Nortel as of March 31, 2011 and 2010, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheet and related footnotes, derives from Nortel’s consolidated financial statements for the year ended December 31, 2010.

4.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporations Law and the Comisión Nacional de Valores;

b)	the financial statements of Nortel at March 31, 2011 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2011, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $129.629,40, none of which was due at that date.

Autonomous City of Buenos Aires
May 2, 2011

PRICE WATERHOUSE & CO. S.R.L.

by Alejandro P. Frechou (Partner)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF MARCH 31, 2011

(In millions of Argentine pesos or as expressly indicated)

1.	The Company

•	Recent Relevant Matters

Summary of the resolutions passed by the Annual Ordinary, Extraordinary and Special Class A Preferred Shareholders’ Meeting, which was held on April 7, 2011.

The Annual Ordinary, Extraordinary and Special Class A Preferred Shareholders’ Meeting, which was held on April 7, 2011, approved, among others:

•	Fiscal years 2010 and 2009 Annual Reports and Financial Statements.

•	The designation of Price Waterhouse & Co. as independent accountants of the Company.

Also resolved, among others:

a) To ratify the resolutions approved by the Board of Directors meeting held on October 5, 2010, as relates to the payment of provisional dividends;

b) The scheduled redemption of 242,454 Class “A” preferred shares;

c) The payment of the accumulated basic preferred dividends according to the shares subject to the scheduled redemption referred to in paragraph b) above (additional information in note Note 9.1 to the consolidated financial statements).

Dividends

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915. It was paid on April 19, 2011 of which Nortel collected $501,146,037.51.

•	The Company’s results

The Company reached a net gain of $345 for the three-month periods ended March 31, 2011. This gain was mainly generated by equity income from related companies.

•	IFRS’ Implementation Plan progress

In accordance with RG 562/09, the Company developed an Implementation Plan for the adoption of IFRS in Nortel, Telecom Argentina and its subsidiaries. Such Plan was approved by the Board of Directors on March 23, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and addresses the presentation of IFRS financial statements as “additional information” to the consolidated financial statements in order to facilitate the understanding of the effects of the new standards on Nortel and the Telecom Group’s income and equity.

At the date of issuance of these consolidated financial statements, the Company is making progress in the Implementation Plan in accordance with the scheduled dates.

Adoption of IFRS is mandatory for the Company effective January 1, 2012. However, the management of the Company has finalized the diagnostic of the main valuation differences between Argentine GAAP and IFRS for the Company and the Telecom Group.

The management of the Company plans to issue the first full financial statements under IFRS on the occasion of submitting Form 20-F to the SEC for the fiscal year ended December 31, 2010. With this presentation, the Company will be released from the duty to submit a reconciliation note on the shareholders’ equity and net income under Argentine GAAP and the US GAAP.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2011:
March 31,	4,131	1,338	976	47	345

	4,131	1,338	976	47	345

Year 2010:
March 31,	3,249	1,062	761	(58)	221
June 30,	3,468	1,097	773	16	248
September 30,	3,767	1,116	781	11	257
December 31,	4,195	1,268	874	13	278

	14,679	4,543	3,189	(18)	1,004

2.	The Telecom Group

•	Net sales

During 1Q11, consolidated net sales increased by 27% (+$882 vs. 1Q10) to $4,131, mainly fueled by the mobile businesses, Broadband and slightly increased by data transmission.

	Three-month periods ended March 31,
	2011	2010	%
Voice	752	692	9
Internet	395	316	25
Data transmission	85	74	15

Fixed telephony	1,232	1,082	14

Mobile services – Personal	2,734	2,061	33
Mobile services – Núcleo	165	106	56

Mobile services	2,899	2,167	34

Total net sales	4,131	3,249	27

The evolution in Net sales by reportable segment was as follows:

Fixed Telephony

During 1Q11, revenues generated by these services amounted to $1,232, +14% vs. 1Q10, where in relative terms Internet revenues have grown the most (+25% vs. 1Q10), followed by data transmission (+15% vs. 1Q10), while voice services (+9% vs. 1Q10).

•	Voice

Total revenues for this service reached $752 in 1Q11 (+9% vs. 1Q10). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 43% of net sales of the segment in 1Q11 (vs. 46% in 1Q10).

Monthly Charges and Supplementary Services increased by $14 or 6% vs. 1Q10, to $230, as a consequence of a higher number of lines in service (+1%), which reached more than 4.1 million, and a 19% increase in supplementary services (mainly due to rising prices).

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony – together with the revenues generated by the subsidiary Telecom USA -) totaled $343, +$27 or 9% vs. 1Q10, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 14% vs. 1Q10; international telephony increased 9% vs. 1Q10 and DLD revenues 3% vs. 1Q10.

Interconnection revenues amounted to $113 (+14% vs. 1Q10), mainly due to an increase in the mobile interconnection price.

Other revenues reached $66 (+$5 or 8% vs. 1Q10), mainly due to higher fixed telephony equipment sales (the “Aladino” model).

•	Data transmission and Internet

Data transmission revenues amounted to $85 (+15% vs. 1Q10), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services).

Revenues related to Internet reached $395 (+$79 or 25% vs. 1Q10), mainly due to the substantial expansion of the Broadband service (+14% of clients vs. 1Q10) and an increase in average prices. In addition, ADSL ARPU improved 10% when compared to 1Q10.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

As of March 31, 2011, Telecom Argentina reached 1,407,000 ADSL customers. These connections represent approximately 34% of Telecom Argentina’s fixed lines in service.

Data Transmission and Internet together have remained constant their contribution to net consolidated sales representing 12% participation idem to 1Q10 and representing 39% of fixed telephony segment revenues (vs. 36% in 1Q10).

Mobile Services

In this quarter, consolidated clients have significantly increased reaching 18.8 million as of the end of March 2011, representing an increase of approximately 2 million since March 31, 2010. During 1Q11, net sales reached $2,899 (+34% vs. 1Q10).

•	Personal in Argentina

As of March 31, 2011, Personal reached 16.9 million subscribers in Argentina (+1.9 million or +13% vs. 1Q10) which allowed Personal to enhance its market position and strengthens its potential for future revenue growth.

Approximately 70% of the overall subscriber base is prepaid and 30% is postpaid (including “Cuentas claras” plans and Mobile Internet subscribers).

Personal continued with sustained growth in revenues (including handset sales) reaching $2,734 (+33% vs. 1Q10), supported by the increase in the value-added services (“VAS”) revenues by 72% vs. 1Q10 and an increase in the handsets sale. Service revenues reached $2,431 (+30% vs. 1Q10) where 46% of them corresponds to VAS revenues (34% in 1Q10). Also noteworthy is SMS traffic performance, which climbed from a monthly average of 4,258 million messages in 1Q10 to 5,164 million in 1Q11 (+21%).

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) increased to $47 pesos in 1Q11 (+16% vs. 1Q10).

•	Personal in Paraguay

As of March 31, 2011, Núcleo’s subscriber base reached 1.9 million customers (+5% vs. 1Q10). Prepaid and postpaid customers represented 84% and 16%, respectively in 1Q11 (compared to 88% and 12%, respectively in 1Q10).

Personal’s subsidiary in Paraguay generated revenues equivalent to $165 during 1Q11 (+56% vs. 1Q10) due to the increase in the subscriber base, rise of the ARPU and the appreciation of the Paraguayan currency respect to the peso (approximately 16% for March 2011 vs. March 2010). The ARPU reached to $25 pesos per month in 1Q11 (+40% vs. 1Q10).

•	Operating costs

Consolidated operating costs totaled $3,151 in 1Q11, which represents an increase of $665 or +27% vs. 1Q10. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and inflationary effects on the cost structure of the Group.

	Three-month periods ended March 31,
	2011	2010	%
Salaries and social security	(513)	(404)	27
Taxes	(362)	(273)	33
Maintenance, materials and supplies	(188)	(156)	21
Bad debt expense	(39)	(29)	35
Interconnection costs	(48)	(47)	2
Cost of international outbound calls	(34)	(39)	(13)
Lease of circuits	(40)	(36)	11
Fees for services	(181)	(134)	35
Advertising	(132)	(79)	67
Agent commissions and distribution of prepaid cards commissions	(315)	(225)	40
Other commissions	(68)	(50)	36
Roaming	(68)	(57)	19
Charges for TLRD	(176)	(172)	2
Cost of voice and data equipment sales and mobile handsets	(418)	(298)	40
Others	(207)	(186)	11

Subtotal	(2,789)	(2,185)	28
Depreciation of fixed assets	(359)	(297)	21
Amortization of intangibles assets	(3)	(4)	(25)

Operating costs	(3,151)	(2,486)	27

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $513 (+27% vs. 1Q10), affected by increases in salaries agreed by Telecom Argentina with various telephony trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. Regarding personnel, the net incorporation of 498 employees in the mobile segment was offset by a decrease in the fixed telephony segment (-180 employees vs. 1Q10). With a total headcount of 15,723 at the end of 1Q11 (+2% vs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

1Q10), lines in service per employee reached 377 in the Fixed telephony segment (+3% vs. 1Q10) and 3,895 in the mobile segment (similar to 1Q10).

•

Taxes (including fees with the Regulatory Authority and municipal taxes) reached $362 (+33% vs. 1Q10), influenced mainly by higher average rates in turnover taxes and higher municipal taxes and bank debits and credits taxes.

•	Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $366 (+$15 or 4% vs. 1Q10).

•

Agent, distribution of prepaid cards and other commissions were $383 (+39% vs. 1Q10), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

•

Fees for services amounted to $181 (+35% vs. 1Q10), mainly due to higher costs from the Call Centers in the mobile segment generated by higher requirements to them and higher tariffs recognized to suppliers.

•

Advertising amounted to $132 (+67% vs. 1Q10), oriented towards supporting the commercial activity in mobile services ($101, +$39 or 63% vs. 1Q10) and Fixed Telephony ($31, +$14 or 82% vs. 1Q10) and to strengthen the brand position of the Telecom Group.

•

Cost of handsets totaled $418 (+40% vs. 1Q10) due to an increase in the number of handsets sold (+22% vs. 1Q10), specially high-end handsets to boost VAS and higher average unit cost of sales (+37% vs. 1Q10).

•	Bad debt expense reached $39 (+$10 vs. 1Q10), representing less than 1% of the consolidated net revenues in both periods.

•

Depreciation of Fixed and Intangible Assets reached $362 (+20% vs. 1Q10). Fixed telephony totaled $181 (+8% vs. 1Q10) and Mobile telephony totaled $181 (+36% vs. 1Q10), mainly due to higher investment in fixed assets in Mobile network access, Transmission Equipment and Computer Equipment in both segments.

•

Other costs totaled $395 (+15% vs. 1Q10). The increase was due to the inflationary effect on related services, especially in Maintenance, materials and suppliers and Transportation, freight and travel expenses.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $1,342 (+$278 or 26% vs. 1Q10). The margin slightly decreased, representing 32% of consolidated net sales in 1Q11 (vs. 33% in 1Q10).

•	Operating income

Operating income increased 28% (+$217 vs. 1Q10), amounting to $980, representing 24% and 23% of the consolidated net revenues in 1Q11 and 1Q10, respectively.

•	Financial results, net

Financial results, net resulted in a net gain of $41, an improvement of $98 vs. 1Q10. This was mainly due to minor losses registered in net foreign currency exchange differences (+$57 vs. 1Q10) and higher net financial interests (+$25 vs. 1Q10), due to the higher return on the Telecom Group’s net financial assets.

•	Net financial asset

As of March 31, 2011, Net financial assets (Loans minus Cash and Cash Equivalents) amounted to $1,712, an improvement of $488 as compared to December 2010 (totalized $1,224) due to the strong cash flow generation of the Telecom Group. The Fixed telephony segment has net financial assets of $944 and the Mobile segment has net financial assets of $768.

•	Capital expenditures

During 1Q11, the Telecom Group invested $373 in fixed and intangible assets (-3% vs. 1Q10), of which $240 or 64% were allocated to Fixed Telephony segment (37% in 1Q10) and $133 or 36% to the Mobile segment (63% in 1Q10). In relative terms, capex reached 9% of the consolidated sales of 1Q11 and were mainly for the Mobile network access, Transmission equipment and Computer equipment.

Main capex projects are related to the expansion of broadband services to improve transmission and speed available to the clients; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile clients.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Relevant matters

The General Ordinary and Unanimous Shareholders’ Meeting of Personal held on March 22, 2011 approved a cash dividend distribution in the amount of $640 (equivalent to $2.06 peso per share of Personal) payable in two installments: the first was paid on April 19, 2011, amounting to $540 and the second will be paid on June 22, 2011, for the balance of $100.

•	Closing prices of Class “B” Shares of Telecom Argentina

Month	2007	2008	2009	2010	2011
January	12.75	12.80	5.86	12.90	21.15
February	13.00	14.50	5.45	12.75	19.90
March	13.05	13.50	5.97	14.60	21.15
April	13.80	11.25	6.80	15.35	19.25
May	17.20	12.15	6.78	13.35
June	15.25	9.35	10.00	13.00
July	13.75	8.33	10.45	14.40
August	16.50	8.24	11.70	15.00
September	15.65	7.98	12.20	17.00
October	15.25	4.40	12.90	18.65
November	16.80	5.80	12.40	19.50
December	14.30	6.00	12.65	20.00
Annual increase (decrease)	20%	(58%)	111%	58%
MERVAL Annual increase (decrease)	3%	(50%)	115%	52%

3.	Summary comparative consolidated balance sheets

	As of March 31,
	2011	2010	2009	2008	2007
Current assets	4,316	3,231	3,018	3,187	2,090
Non current assets	8,450	7,744	7,034	6,524	6,822

Total assets	12,766	10,975	10,052	9,711	8,912

Current liabilities	4,601	4,141	4,105	3,790	3,319
Non current liabilities	1,084	927	1,514	2,521	3,255

Total liabilities	5,685	5,068	5,619	6,311	6,574
Noncontrolling interest	3,289	2,736	2,051	1,583	1,099
Shareholders’ equity	3,792	3,171	2,382	1,817	1,239

Total liabilities, noncontrolling interest and Shareholders’ equity	12,766	10,975	10,052	9,711	8,912

4.	Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2011	2010	2009	2008	2007
Net sales	4,131	3,249	2,829	2,480	2,058
Operating costs	(3,155)	(2,488)	(2,170)	(1,947)	(1,700)

Operating income	976	761	659	533	358
Financial results, net	47	(58)	(95)	(60)	(132)
Other expenses, net	(48)	(52)	(1)	(47)	(33)

Net income before income tax and noncontrolling interest	975	651	563	426	193
Income tax benefit (expense), net	(337)	(242)	(213)	(149)	(52)
Noncontrolling interest	(293)	(188)	(160)	(129)	(66)

Net income from continuing operations	345	221	190	148	75
Income from discontinued operations	—	—	—	—	(1)

Net income	345	221	190	148	74

Net income per share (in pesos)	31.70	20.07	17.07	13.13	6.20

5.	Statistical data (in physical units)

•	Fixed Telephony

Voice and data services

March 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,800,594	(34,973)	3,843,809	(8,350)	3,849,385	1,016	3,874,594	(4,371)	3,874,566	3,095
NGN lines	880,338	26,928	754,660	11,776	605,156	10,896	373,072	13,495	86,900	61,734

Installed lines (a)	4,680,932	(8,045)	4,598,469	3,426	4,454,541	11,912	4,247,666	9,124	3,961,466	64,829
Lines in service (b)	4,110,304	3,222	4,057,953	(2,307)	4,008,421	(1,635)	3,931,301	13,771	3,840,034	18,628
Customers lines (c)	4,024,236	5,177	3,966,266	(1,161)	3,915,573	254	3,830,520	16,646	3,729,449	19,581
Public phones installed	43,543	(1,303)	48,683	(1,592)	55,864	(2,511)	67,109	(3,441)	80,292	(1,276)
Lines in service per 100 inhabitants (d)	20.7	(0.1)	20.6	(0.1)	20.6	—	20.3	—	20.0	0.1
Lines in service per employee (e)	377	(2)	366	—	359	1	341	—	335	3

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of March 31, 2011, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.
(c)	The number of clients is measured in relation to the physical occupation of network resources.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

(d)	Corresponding to the Northern Region of Argentina.
(e)	Defined as lines in service / number of actual employees.

Internet

March 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,407,000	27,000	1,232,000	18,000	1,060,000	28,000	826,000	58,000	517,000	68,000
Dial Up subscribers	47,000	—	52,000	(3,000)	62,000	(3,000)	73,000	(3,000)	85,000	(3,000)

Total subscribers	1,454,000	27,000	1,284,000	15,000	1,122,000	25,000	899,000	55,000	602,000	65,000

•	Mobile services

Personal

March 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	2,227,000	116,000	1,787,000	72,000	1,517,000	63,000	1,198,000	64,000	825,000	66,000
“Cuentas claras” plans	2,814,000	18,000	2,707,000	(2,000)	2,822,000	15,000	2,523,000	53,000	2,197,000	70,000
Prepaid subscribers	11,841,000	415,000	10,454,000	403,000	8,832,000	529,000	7,161,000	99,000	6,288,000	749,000

Total subscribers	16,882,000	549,000	14,948,000	473,000	13,171,000	607,000	10,882,000	216,000	9,310,000	885,000

Lines per employee	3,831	—	3,829	—	3,535	—	3,152	—	2,840	—

Núcleo

March 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	89,000	16,000	43,000	7,000	23,000	(1,000)	23,000	—	21,000	(1,000)
“Plan control” plans	199,000	8,000	161,000	8,000	143,000	3,000	141,000	1,000	132,000	8,000
Prepaid subscribers	1,604,000	—	1,604,000	(1,000)	1,649,000	2,000	1,518,000	62,000	1,174,000	156,000

Subtotal cellular	1,892,000	24,000	1,808,000	14,000	1,815,000	4,000	1,682,000	63,000	1,327,000	163,000
Internet subscribers	9,000	(1,000)	11,000	(1,000)	16,000	1,000	11,000	4,000	1,000	1,000

Total subscribers	1,901,000	23,000	1,819,000	13,000	1,831,000	5,000	1,693,000	67,000	1,328,000	164,000

Lines per employee (**)	4,581	—	4,336	—	4,281	—	3,930	—	3,244	—

(*)	Includes mobile Internet subscribers.
(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

March 31,	2011	2010	2009	2008	2007
Liquidity (1)	0.94	0.78	0.74	0.84	0.63
Solvency (2)	1.25	1.17	0.79	0.54	0.36
Locked up capital (3)	0.66	0.71	0.70	0.67	0.77

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.
(3)	Non current assets/Total assets.

7.	Outlook

During 1Q11, the Telecom Argentina Group will continue with its strategy of increasing the subscriber base, the average consumption per customer and, as a consequence, net sales in all the business segments, as a result of investments in its network, so as to provide the current and future customers with better and new services. In relation to the services provided, the Telecom Group’s companies continued to work on their objective to be the leaders in innovation, by launching various services and products based upon state-of-art technology.

Prospects of growth in fixed telephony will continue in line with the evolution experienced in recent years as a result of market maturity and international industry trends. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The comprehensive offer of fixed telephony, data transmission, mobile and datacenter services enables Telecom Argentina to be a strategic supplier of telecommunication and associated services for those corporate customers who decide to select it as their operator. Adding new Value Added Services continue to be one of the permanent business priority in FY11.

The Mobile telephony subscriber base will continue to expand in FY11, though at more moderate rates than those of recent years, and in sectors where services such as Mobile Internet continue to gain further presence. However, Personal’s presence in the Argentine market enables to anticipate further growth in market share, number of customers and revenue for the mobile industry, as it occurred in FY10. Personal will continue with its strategy of acquiring and promoting loyalty of high value customers, by stimulating consumption with the launching of new products and services, so that it is not only able to make its present customers loyal, but also be the preferred brand in the mobile industry in Argentina, through Personal.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

One of the sources of revenue growth will continue to be the greater relative weight of revenue from Value Added Services on total sales in this segment (in 1Q11 they involve about 46% of Personal’s sales of services). It is also expected that Mobile Internet offer will enhance its commercial growth as the deployment of its third generation network enables to increase data transmission speed and the areas where the services are provided. With the addition of Mobile Number Portability since the end of 2011, it will be seen an intense competition, and all operators will carry on loyalty action to keep their best customers. Personal is adapting its technological infrastructure to increase portability, and is not only ready to enhance loyalty of its customers, but also to benefit from the opportunities afforded by the new regulations.

In order to provide the customers with newer and better services, the Telecom Group shall continue with its investment plans using its investments to accompany Broadband growth and new value-added initiatives in the Fixed telephony segment, providing infrastructure to mobile operators, and streamlining its commercial and customer service systems as well as to expand its coverage in 3G technology and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation. This has enabled a cash dividend distribution in the amount of $915 which was paid on April 19, 2011 to the Telecom Argentina’s shareholders.

The strategy implemented by the Management of the Telecom Group introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Franco Livini

President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2011

VII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 13, 2011	By:	/s/ JOSÉ GUSTAVO POZZI
Name: José Gustavo Pozzi
Title: General Manager